UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 7)

                    Under the Securities Exchange Act of 1934


                                   Mercom,Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)


                                  589935D-10-9
                                 (CUSIP Number)


              Lawrence B. Lappin, Lappin Capital Management, Inc.,
     767 Third Avenue, 16th Floor, New York, New York 10017, (212) 755-5694
                                       and
                               Jesse R. Meer, Esq.
             Berlack, Israels & Liberman, LLP, 120 West 45th Street,
                      New York, N.Y. 10036, (212) 704-0100
           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                  June 5, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                        AMENDMENT NO. 7 TO SCHEDULE 13D

----------------------                                         -----------------
CUSIP No.  58935D-10-9                                         Page 2 of 4 Pages
----------------------                                         -----------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:   LAPPIN CAPITAL MANAGEMENT, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3641120


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

          WC


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR (e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            477,951
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             477,951
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        477,951 shares

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.98

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       PN

--------------------------------------------------------------------------------

                        AMENDMENT NO. 7 TO SCHEDULE 13D

----------------------                                         -----------------
CUSIP No.  58935D-10-9                                         Page 3 of 4 Pages
----------------------                                         -----------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON:   LAWRENCE B. LAPPIN
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS

          PF


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR (e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States


--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            468
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             None
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             468
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

       468 shares reported in rows 7 and 9 are beneficially owned by minor children of the reporting person

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       Not significant

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

       IN

--------------------------------------------------------------------------------

                         AMENDMENT NO. 7 TO SCHEDULE 13D

     The purpose of this Amendment is to set forth a material change in Item 5 of the Statement on Schedule 13D as previously amended. No other changes in the Statement are being made at this time, and so none of the other items of
Schedule 13D as heretofore amended is restated herein.

Item 5. Interest in Securities of the Issuer.

     Prior to June 1998, the Partnership and Mr. Lappin (for his own account and as custodian for his minor children) owned a total of 603,409 shares of the common stock of the Issuer, and such shares represented approximately 12.6 % of the 4,787,060 shares of the common stock of the Issuer reported as outstanding.

     During June 1998, the Partnership sold the following shares:

--------------------------------------------------------------------------------
     Date of Sale          Number of Shares Sold       Sale Price
--------------------------------------------------------------------------------
     June 4, 1998                  10,000             $108,551.35
--------------------------------------------------------------------------------
     June 4, 1998                  70,000              758,159.53
--------------------------------------------------------------------------------
     June 5, 1998                  42,000              455,979.68
--------------------------------------------------------------------------------
     June 8, 1998                   1,000               10,794.63
--------------------------------------------------------------------------------
TOTALS                            123,000           $1,333,485.19
--------------------------------------------------------------------------------

     In addition, on June 4, 1998, Mr. Lappin sold 2,000 shares (for his own acount) for $21,797.27.

     As a result of such sales, the Partnership and Mr. Lappin's minor children beneficially own 478,419 shares (representing 9.994%) of the common stock of the Issuer currently outstanding. As previously reported, Lappin Capital Management, Inc. ("LCMI") and Mr. Lappin, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of the shares owned by the Partnership. LCMI and Mr. Lappin, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of such shares, or any dividends paid with respect to such shares.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this amendment is true, complete and correct.

 June 11, 1998
   (Date)
                                        LAPPIN CAPITAL MANAGEMENT, L. P.

                                        By: /s/ Lawrence B. Lappin
                                            ----------------------------------
                                                    (Signature)


                                        Lawrence B. Lappin,    General Partner
                                        --------------------------------------
                                             (Name)               (Title)


                                        /s/ Lawrence B. Lappin
                                        ---------------------------------------
                                        Lawrence B. Lappin, Individually
                                        and as Custodian for his minor children

                                                               Page 4 of 4 Pages